Mail Stop 6010

August 10, 2007

VIA U.S. MAIL AND FAX +61 (0) 7 3217 0811

Dr. Lee J. Finniear
Chief Executive Officer
Metal Storm Limited
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia

      Re: Metal Storm Limited
                Form 20-F for the year ended December 31, 2006
                Filed May 18, 2007
                File No. 000-31212

Dear Dr. Finniear:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 15. Controls and Procedures, page 52

1.   We note your statement that your chief executive officer and your chief financial officer "became aware of the weaknesses related to internal control over financial reporting as described below." It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are not effective. Please amend the filing to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of December 31, 2006.

Note 27. Significant Differences between AIFRS and U.S. GAAP, page F-53

(d) Convertible Notes, page F-54

2.   We note that under AIFRS, the conversion feature of the convertible note was considered an embedded derivative that is accounted for at fair value and classified as a liability. We also note that under U.S. GAAP, the conversion feature of the convertible note was not bifurcated and separately accounted for as a GAAP difference in this Note and that a beneficial conversion was recorded in accordance with U.S. GAAP.   Please respond to the following:

- Tell us and revise the note in future filings to disclose the specific terms and features of the notes that require you to bifurcate and separately account for the conversion feature as a derivative under AIFRS. Tell us the specific AIFRS literature, for example – the specific paragraphs of IAS 32, 39 or other applicable guidance, on which you based your accounting and presentation of the conversion feature.

- Please provide us with your analysis of SFAS Statement 133 and EITF 00-19 on which you based your conclusion that bifurcation of the conversion feature was not also required for US GAAP purposes.

- Tell us whether for US GAAP purposes you concluded that the debt was "conventional convertible" as defined in paragraph 4 of EITF Issue 00-19 and EITF Issue 05-2. Tell us how you considered the terms of the debt agreement that include features under which the conversion price may change when reaching your conclusion.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant